SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fleetmatics Group PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G35569105

(CUSIP Number)

December 31, 2013

(Date of Events Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G35569105

1	Name of reporting person I.R.S. Identification Nos. of Above Persons (Entities Only) Fleetmatics Investor Holdings, L.P.
2	Check the appropriate box if a member of the group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands, B.W.I.
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 597,645
	7	Sole dispositive power None
	8	Shared dispositive power 597,645
9	Aggregate amount beneficially owned by each reporting person 597,645
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.6%
12	Type of reporting person (see instructions) PN

CUSIP No. G35569105

1	Name of reporting person I.R.S. Identification Nos. of Above Persons (Entities Only) Investcorp Technology Fund III Limited Partnership
2	Check the appropriate box if a member of the group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands, B.W.I.
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 597,645
	7	Sole dispositive power None
	8	Shared dispositive power 597,645
9	Aggregate amount beneficially owned by each reporting person 597,645
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.6%
12	Type of reporting person (see instructions) PN

CUSIP No. G35569105

1	Name of reporting person I.R.S. Identification Nos. of Above Persons (Entities Only) SIPCO Limited
2	Check the appropriate box if a member of the group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands, B.W.I.
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 597,645
	7	Sole dispositive power None
	8	Shared dispositive power 597,645
9	Aggregate amount beneficially owned by each reporting person 597,645
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.6%
12	Type of reporting person (see instructions) CO

CUSIP No. G35569105

1	Name of reporting person I.R.S. Identification Nos. of Above Persons (Entities Only) Investcorp S.A.
2	Check the appropriate box if a member of the group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands, B.W.I
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 597,645
	7	Sole dispositive power None
	8	Shared dispositive power 597,645
9	Aggregate amount beneficially owned by each reporting person 597,645
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.6%
12	Type of reporting person (see instructions) CO

CUSIP No. G35569105

Item 1.

(a)	Name of Issuer:

Fleetmatics Group PLC

(b)	Address of Issuer’s Principal Executive Offices:

Block C, Cookstown Court

BelgardRoad

Tallaght, Dublin 24

Ireland

Item 2.

(a)	Name of Person Filing:

Fleetmatics Investor Holdings, L.P.

Investcorp Technology Fund III Limited Partnership

SIPCO Limited

Investcorp S.A.

(b)	Address of Principal Business Office, or if none, Residence:

Fleetmatics Investor Holdings, L.P.: Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, B.W.I.

Investcorp Technology Fund III Limited Partnership: Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, B.W.I.

SIPCO Limited: Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, B.W.I.

Investcorp, S.A.: Boundary Hall, Cricket Square, PO Box 1111, Grand Cayman, KY1-1102, Cayman Islands, B.W.I.

(c)	Citizenship:

Fleetmatics Investor Holdings, L.P.: Cayman Islands, B.W.I.

Investcorp Technology Fund III Limited Partnership: Cayman Islands, B.W.I.

SIPCO Limited: Cayman Islands, B.W.I.

Investcorp S.A.: Cayman Islands, B.W.I.

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: G35569105

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fleetmatics Investor Holdings, L.P. is the record owner of 597,645 Ordinary Shares as of December 31, 2013 (the “Shares”). Investcorp Technology Fund III Limited Partnership, in its capacity as general partner of Fleetmatics Investor Holdings, L.P., may be deemed to beneficially own the Shares. Investcorp S.A., through its indirect ownership of the entity that is the general partner of Investcorp Technology Fund III Limited Partnership, may be deemed to beneficially own the Shares. SIPCO Limited, through its indirect ownership of a majority of a company’s stock that indirectly owns a majority of Investcorp S.A.’s shares may be deemed to beneficially own the Shares.

(b)	Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 36,857,322 Ordinary Shares outstanding, as reported by the Issuer on the Form 6-K filed with the Securities and Exchange Commission on November 8, 2013.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

INVESTCORP TECHNOLOGY FUND III LIMITED PARTNERSHIP, for itself and as general partner of FLEETMATICS INVESTOR HOLDINGS, L.P.

	By:	/s/ Ebrahim Ebrahim
		Name:	Ebrahim Ebrahim
		Title:	Director, ITV Limited

SIPCO LIMITED

	By:	/s/ Michael L. Merritt
		Name:	Michael L. Merritt
		Title:	Director

INVESTCORP S.A.

	By:	/s/ Jonathan C. Minor
		Name:	Jonathan C. Minor
		Title:	Director

Exhibit Index

Exhibit Number	Exhibit

99.1	Joint Filing Agreement dated February 12, 2014 by and among Fleetmatics Investor Holdings, L.P., Investcorp Technology Fund III Limited Partnership, SIPCO Limited and Investcorp S.A.